Exhibit 99.1

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION    AS AT MARCH 31
(in thousands of Canadian dollars)

	Notes	2015	2014
ASSETS
Non-current assets
Property, plant and equipment	5	$23,815	$176,720
Intangible assets	6	348,511	404,928
Contract initiation costs		20,440	75,731
Other non-current financial assets	11	1,091	31,696
Non-current receivables		-	11,175
Investments	9	9,627	9,224
Deferred tax asset	16	25,374	1,676
		428,858	711,150
Current assets
Inventory		-	9,205
Gas delivered in excess of consumption		1,064	7
Gas in storage		5,167	2,387
Current trade and other receivables		459,427	426,971
Accrued gas receivables		45,992	48,634
Unbilled revenues		219,630	170,661
Prepaid expenses and deposits		22,875	21,699
Other current financial assets	11	4,834	103,502
Corporate tax recoverable		13,067	9,754
Restricted cash	7	17,462	12,017
Cash and cash equivalents		78,814	20,401
		868,332	825,238
Assets classified as held for sale		-	106,262
		868,332	931,500
TOTAL ASSETS		$1,297,190	$1,642,650

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,828,495)	$(1,294,987)
Accumulated other comprehensive income	12	56,393	71,997
Shareholders’ capital	13	1,063,423	1,033,557
Equity component of convertible debentures		25,795	25,795
Contributed surplus		44,062	65,569
Shareholders’ deficit		(638,822)	(98,069)

Non-controlling interest		-	6,427
TOTAL DEFICIT		(638,822)	(91,642)

Non-current liabilities
Long-term debt	15	676,480	930,027
Provisions	17	4,307	3,760
Deferred lease inducements		604	813
Other non-current financial liabilities	11	299,320	56,297
Deferred tax liability	16	-	32,935
		980,711	1,023,832
Current liabilities
Trade and other payables		510,470	485,471
Accrued gas payable		28,944	34,589
Deferred revenue		1,573	82
Income taxes payable		13,152	6,280
Current portion of long-term debt	15	23	51,999
Provisions	17	14,899	3,052
Other current financial liabilities	11	386,240	77,135
		955,301	658,608
Liabilities relating to assets classified as held for sale		-	51,852
		955,301	710,460
TOTAL LIABILITIES		1,936,012	1,734,292
TOTAL DEFICIT AND LIABILITIES		$1,297,190	$1,642,650

Commitments and Guarantees (Note 26)

See accompanying notes to the consolidated financial statements

JUST ENERGY GROUP INC.
 CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED MARCH 31
(in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2015	2014
CONTINUING OPERATIONS
SALES	19	$3,895,940	$3,534,614
COST OF SALES	18(b)	3,295,871	3,029,083
GROSS MARGIN		600,069	505,531
EXPENSES
Administrative expenses		154,222	116,713
Selling and marketing expenses		225,243	189,890
Other operating expenses	18(a)	114,590	99,794
		494,055	406,397
Operating profit before the following		106,014	99,134
Finance costs	15	(73,680)	(69,441)
Change in fair value of derivative instruments	11	(635,204)	186,142
Other income (loss)		(2,396)	2,921
Income (loss) before income taxes		(605,266)	218,756
Provision for (recovery of) income taxes	16	(28,889)	48,190
PROFIT (LOSS) FROM CONTINUING OPERATIONS		$(576,377)	$170,566

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations	8	132,673	(33,625)
PROFIT (LOSS) FOR THE YEAR		$(443,704)	$136,941

Attributable to:
Shareholders of Just Energy		$(446,785)	$135,907
Non-controlling interest	10	3,081	1,034
PROFIT (LOSS) FOR THE YEAR		$(443,704)	$136,941

Earnings (loss) per share from continuing operations	21
Basic		$(4.01)	$1.15
Diluted		$(4.01)	$1.11

Earnings (loss) per share from discontinued operations
Basic		$0.94	$(0.20)
Diluted		$0.91	$(0.20)

Earnings (loss) per share available to shareholders	21
Basic		$(3.07)	$0.95
Diluted		$(3.07)	$0.94

See accompanying notes to the consolidated financial statements

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED MARCH 31
(in thousands of Canadian dollars)

	Notes	2015	2014
Profit (loss) for the year		$(443,704)	$136,941

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:	12

Unrealized gain on translation of foreign operations from continuing operations		(13,139)	27,287
Unrealized loss on translation of foreign operations from discontinued operations		-	2,556
Realized loss on translation of foreign operations sold		(2,465)	-
Amortization of deferred unrealized gain on discontinued
hedges net of income taxes of nil (2014 - $207)		-	(5,001)

Other comprehensive income to be reclassified to profit or loss in subsequent years, net of tax		(15,604)	24,842

Total comprehensive income (loss) for the year, net of tax		$(459,308)	$161,783

Total comprehensive income (loss) attributable to:

Shareholders of Just Energy		$(462,389)	$160,749

Non-controlling interest		3,081	1,034

Total comprehensive income (loss) for the year, net of tax		$(459,308)	$161,783

See accompanying notes to the consolidated financial statements

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED MARCH 31
(in thousands of Canadian dollars)

	Notes	2015	2014
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of year		$216,218	$87,496
Loss on acquisition of non-controlling interest		-	(7,185)
Income (loss) for the period, attributable to shareholders		(446,785)	135,907
Accumulated earnings (deficit), end of year		(230,567)	216,218

DIVIDENDS
Dividends, beginning of year		(1,511,205)	(1,387,776)
Dividends	25	(86,723)	(123,429)
Dividends, end of year		(1,597,928)	(1,511,205)
DEFICIT		$(1,828,495)	$(1,294,987)

ACCUMULATED OTHER COMPREHENSIVE INCOME	12
Accumulated other comprehensive income, beginning of year		$71,997	$47,155
Other comprehensive income (loss)		(15,604)	24,842
Accumulated other comprehensive income, end of year		$56,393	$71,997

SHAREHOLDERS’ CAPITAL	13
Shareholders’ capital, beginning of year		$1,033,557	$1,018,082
Share-based compensation awards exercised		26,272	7,240
Dividend reinvestment plan		3,594	8,235
Shareholders’ capital, end of year		$1,063,423	$1,033,557

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of year		$25,795	$25,795
Balance, end of year		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of year		$65,569	$70,893
Reclassification of non-controlling interest on dissolution of entity		(2,443)	-
Add: Share-based compensation awards	18(a)	7,120	1,796
Non-cash deferred share grant distributions		88	120
Less: Share-based compensation awards exercised		(26,272)	(7,240)
Balance, end of year		$44,062	$65,569

NON-CONTROLLING INTEREST
Balance, beginning of year		$6,427	$(702)
Disposal of non-controlling interest		(5,602)	-
Reclassification of non-controlling interest on dissolution of entity		2,443	-
Investment by non-controlling shareholders		-	11,063
Foreign exchange impact on non-controlling interest		66	1,176
Distributions to non-controlling shareholders		(6,415)	(6,144)
Income attributable to non-controlling interest		3,081	1,034
Balance, end of year		$-	$6,427
TOTAL DEFICIT		$(638,822)	$(91,642)

See accompanying notes to the consolidated financial statements

   JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31
 (in thousands of Canadian dollars)

Net inflow (outflow) of cash related to the following activities	Notes	2015	2014

OPERATING
Income (loss) from continuing operations before income taxes		$(605,266)	$218,756
Items not affecting cash
Amortization of intangible assets and related supply contracts	18(a)	41,814	47,994
Amortization of contract initiation costs		29,249	16,884
Amortization of property, plant and equipment	18(a)	3,579	4,151
Amortization included in cost of sales	18(b)	1,398	440
Share-based compensation	18(a)	7,120	1,598
Financing charges, non-cash portion		15,609	14,271
Other		(227)	(242)
Change in fair value of derivative instruments		635,204	(186,142)
Cash inflow/(outflow) from operating activities of discontinued operations		20,902	6,652
		754,648	(94,394)
Adjustment required to reflect net cash receipts from gas sales	27	(2,698)	(6,186)

Net change in non-cash working capital balances	28	(44,458)	45,765
		102,226	163,941
Income taxes recovered (paid)		(6,014)	1,457
Cash inflow from operating activities		96,212	165,398

INVESTING
Purchase of property, plant and equipment		(5,769)	(7,294)
Purchase of intangible assets		(7,632)	(7,480)
Proceeds on disposal of subsidiaries		195,510	-
Acquisition of minority interest		-	(7,185)
Contract initiation costs		(29,831)	(23,164)
Cash outflow from investing activities of discontinued operations		(18,713)	(68,120)
Cash inflow (outflow) from investing activities		133,565	(113,243)

FINANCING
Dividends paid		(83,041)	(115,072)
Issuance of long-term debt		310,279	601,534
Repayment of long-term debt		(381,359)	(573,894)
Debt issuance costs		(370)	(11,245)
Distributions to minority shareholder		(6,415)	(6,143)
Cash inflow (outflow) from financing activities of discontinued operations		(15,560)	38,443
Cash outflow from financing activities		(176,466)	(66,377)
Effect of foreign currency translation on cash balances		7,037	1,276
Net cash inflow (outflow)		60,348	(12,946)
Cash and cash equivalents reclassified to assets held for sale		(1,935)	(5,151)
Cash and cash equivalents, beginning of year		20,401	38,498
Cash and cash equivalents, end of year		$78,814	$20,401

Supplemental cash flow information:
Interest paid		$56,505	$57,097

See accompanying notes to the consolidated financial statements

1.	ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates.  The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The consolidated financial statements were approved by the Board of Directors on May 14, 2015.

2.	OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy, Tara Energy, Green Star Energy and TerraPass. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

In addition, Just Energy markets smart thermostats, offering the thermostats as a standalone unit or bundled with certain commodity products. Just Energy also offers green products through its JustGreen programs. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses.  Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest.

During the year ended March 31, 2015 and further described in Note 8, Just Energy disposed of its National Home Services (“NHS”) and Hudson Energy Solar Corp (“HES”) divisions.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where indicated.  The Company’s consolidated financial statements are prepared on the historical cost basis of accounting, except as disclosed in the accounting policies set out below.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries as at March 31, 2015. Subsidiaries are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect these returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(c)	Cash and cash equivalents and restricted cash

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted by debt arrangements or held in escrow as part of prior acquisition agreements.

(d)	Accrued gas receivables/accrued gas payable or gas delivered in excess of consumption/deferred revenue

Accrued gas receivables are stated at fair value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenue.

Assuming normal weather and consumption patterns, during the winter months, customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas payable; however, in the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenue.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec, Saskatchewan and Michigan gas markets.

(e)	Gas in storage

Gas in storage represents the gas delivered to the LDCs in Illinois, Indiana, New York, Ohio, Georgia, Maryland, California and Alberta. The balance will fluctuate as gas is injected or withdrawn from storage.

Gas in storage is valued at the lower of cost and net realizable value with cost being determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of any accumulated depreciation and impairment losses.  Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary and/or the present value of all dismantling and removal costs. Where major components of property, plant and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied with the item can be reliably measured. When significant parts of property, plant and equipment are required to be replaced at intervals, Just Energy recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of income as a general and administrative expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Asset category	Depreciation method	Rate/useful life
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight-line	Term of lease
Thermostats	Straight-line	5 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the consolidated statements of income.

The useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

(g)	Goodwill

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of income.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Just Energy’s operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

(h)	Intangible assets

Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Intangible assets acquired in a business combination are recorded at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least once annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the consolidated statements of income in the expense category associated with the function of the intangible assets.

Intangible assets consist of gas customer contracts, electricity customer contracts, sales network, brand and goodwill, acquired through business combinations and asset purchases, as well as software, commodity billing and settlement systems and information technology system development.

Internally generated intangible assets are capitalized when the product or process is technically and commercially feasible, the future economic benefit is measurable, Just Energy can demonstrate how the asset will generate future economic benefits and Just Energy has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

The brand and goodwill are considered to have indefinite useful lives and are not amortized, but rather tested annually for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the consolidated statements of income when the asset is derecognized.

Intangible asset category	Amortization method	Rate
Customer contracts	Straight-line	Term of contract
Contract initiation costs	Straight-line	Term of contract
Commodity billing and settlement systems	Straight-line	5 years
Sales network and affinity relationships	Straight-line	5-8 years
Information technology system development	Straight-line	5 years
Software	Straight-line	1 year
Other intangible assets	Straight-line	5 years

(i)	Impairment of non-financial assets

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset's recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are estimated at least annually. The recoverable amount is the higher of an asset's or cash-generating unit's (“CGU”) fair value less costs to sell and its value-in-use. Value-in-use is determined by discounting estimated future pre-tax cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the consolidated statements of income if an asset's carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount. Impairment losses of cash-generating units are first charged against the value of assets in proportion to their carrying amount.

In the consolidated statements of income, an impairment loss is recognized in the expense category associated with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, Just Energy estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated statements of income.

Goodwill is tested for impairment annually at year end and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(j)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date and whether fulfilment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.

Just Energy as a lessee Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term.

Just Energy as a lessor
Leases where Just Energy does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

(k)	Financial instruments

Financial assets and liabilities
Just Energy classifies its financial assets as either (i) financial assets at fair value through profit or loss, (ii) loans and receivables or (iii) other financial assets, and its financial liabilities as either (i) financial liabilities at fair value through profit or loss or (ii) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.

Financial instruments are recognized on the trade date, which is the date on which Just Energy commits to purchase or sell the asset.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as fair value through profit and loss if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Included in this class are primarily physical delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 11.  Related realized and unrealized gains and losses are included in the consolidated statements of income.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables. Loans and receivables are initially recognized at fair value net of transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance costs in the consolidated statements of income.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset.

Impairment of financial assets
Just Energy assesses whether there is objective evidence that a financial asset is impaired at each reporting date. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows that can be reliably estimated.

For financial assets carried at amortized cost, Just Energy first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If Just Energy determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in income or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in the consolidated statements of income.

Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other operating costs in the consolidated statements of income.

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Included in this class are primarily physically delivered energy contracts, for which the own-use exemption could be not applied, financially settled energy contracts and foreign currency forward contracts.

Gains or losses on liabilities held-for-trading are recognized in the consolidated statements of income.

Other financial liabilities
Other financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued and are initially measured at fair value. Fair value, is the consideration received, net of transaction costs incurred, trade and other payables and bank indebtedness. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statements of income.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.

(l)	Derivative instruments

Just Energy enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of gas and electricity. To reduce its exposure to movements in commodity prices, Just Energy enters into derivative contracts.

Just Energy analyzes all its contracts, of both a financial and non-financial nature, to identify the existence of any “embedded” derivatives. Embedded derivatives are accounted for separately from the underlying contract at the inception date when their economic characteristics are not closely related to those of the host contract and the host contract are not carried as held-for-trading or designated as fair value through profit or loss.  These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.

All derivatives are recognized at fair value on the date on which the derivative is entered into and are re-measured to fair value at each reporting date. Derivatives are carried in the consolidated statements of financial position as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting therefore, changes in the fair value of these derivatives are recorded directly to the consolidated statements of income and are included within change in fair value of derivative instruments.

(m)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(n)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.  An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 11.

(o)	Revenue recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the case of gas and electricity, transfer of risks and rewards is upon consumption of the commodity. Just Energy recognizes revenue from thermostat leases, based on rental rates over the term commencing from the installation date.

Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

The Company assumes credit risk for all customers in Alberta, Illinois, Texas, Michigan, California, Georgia, Delaware, Ohio and for certain large-volume customers in British Columbia.  In these markets, the Company ensures that credit review processes are in place prior to the commodity flowing to the customer.

(p)	Foreign currency translation

Functional and presentation currency
Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). For U.S. based subsidiaries, this is U.S. dollars and for subsidiaries based in the U.K. it is British Pounds.  The consolidated financial statements are presented in Canadian dollars, which is the parent company’s presentation and functional currency.

Transactions
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except when deferred in other comprehensive income (“OCI”) as qualifying net investment hedges.

Translation of foreign operations
The results and consolidated financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position; and
•	income and expenses for each consolidated statement of income are translated at the exchange rates prevailing at the dates of the transactions.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other foreign currency instruments designated as hedges of such investments, are recorded to other comprehensive income.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income are recognized in the consolidated statements of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(q)	Earnings per share amounts

The computation of earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares assuming the exercise of stock options, restricted share grants (“RSGs”), performance bonus incentive grants (“PBGs”), deferred share grants (“DSGs”) and convertible debentures, if dilutive.

(r)	Share-based compensation plans

Equity-based compensation liability

Just Energy accounts for its share-based compensation as equity-settled transactions.  The cost of share-based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity-settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

When options, RSGs, PBGs and DSGs are exercised or exchanged, the amounts credited to contributed surplus are reversed and credited to shareholders' capital.

The RSG plan is an equity settled plan with the exception of the cash-out option offered.  It provides employees who (i) hold a position below director or (ii) wish to exchange 500 or fewer RSGs to receive cash in lieu of shares.  The Company records this financial liability as fair value through profit and loss.  Fair value is based on the number of RSGs eligible for the cash-out option and the underlying price of Just Energy’s shares.  As at March 31, 2015, the Company recorded $356 (2014 - $560) to other current liabilities with an offsetting adjustment to change in fair value of derivative financial instruments.

(s)	Employee future benefits

In Canada, Just Energy offers a long term wealth accumulation plan (the "Plan") for all permanent full-time and permanent part-time employees (working more than 26 hours per week).The Plan consists of two components, a Deferred Profit Sharing Plan ("DPSP") and an Employee Profit Sharing Program ("EPSP").  For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee's base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee's base earnings towards the purchase of shares of Just Energy, on a matching one for one basis.

For U.S. employees, Just Energy has established a long-term savings plan (the "Plan") for all permanent full-time and part-time employees (working more than 30 hours per week) of its subsidiaries. The Plan consists of two components, a 401(k) and an Employee Unit Purchase Plan ("EUPP").  For participants who are enrolled only in the EUPP, Just Energy contributes an amount up to a maximum of 3% per annum of an employee's base earnings towards the purchase of Just Energy shares, on a matching one for one basis. For participants who are enrolled only in the 401(k), Just Energy contributes an amount up to a maximum of 4% per annum of an employee's base earnings, on a matching one for one basis. In the event an employee participates in both the EUPP and 401(k), the maximum Just Energy will contribute is 5% total, comprising of 3% to the EUPP and 2% to the 401k.

Participation in the plans in Canada or the U.S. is voluntary. For the 401K plan there is a two-year vesting period beginning from the date of hire and for the EUPP there is a 6 month vesting period from the employee's enrollment date in the plan.

Employees enrolled in the 401K Plan only receive up to a 4% match.   Employees enrolled in the EUPP only receive up to a 3% match.   Employees enrolled in both the 401K plan and EUPP receive up to a 5% match, comprising of 3% to the EUPP and 2% to the 401K. During the year, Just Energy contributed $2,647 (2014 - $2,507) to the plans, which was paid in full during the year.

Obligations for contributions to the Plan are recognized as an expense in the consolidated statements of income when the employee makes a contribution.

(t)	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the dates of the consolidated financial statements.

Just Energy follows the liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities in the consolidated financial statements and their respective tax bases.

Deferred tax assets and liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred tax asset/liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized except:

•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(u)	Provisions

Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statements of income.

(v)	Selling and marketing expenses and contract initiation costs

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below:

Commissions related to obtaining and renewing commercial customer contracts are paid in one of the following ways: all or partially upfront or as a residual payment over the term of the contract. If the commission is paid all or partially upfront, it is recorded as contract initiation costs and amortized in selling and marketing expenses over the term for which the associated revenue is earned.  If the commission is paid as a residual payment, the amount is expensed as earned.

In addition, commissions related to leasing thermostats are capitalized as part of the cost of the equipment.

(w)	Green provision and certificates

Just Energy is a retailer of green energy and records a provision to its regulators as green energy sales are recognized. A corresponding cost is included in cost of sales. Just Energy measures its provision based on the extent of green certificates that it holds or has committed to purchase and has recorded this obligation net of its green certificates. Any provision balance in excess of the green certificates held or Just Energy has committed to purchase is measured at fair value. Green certificates are purchased by Just Energy to settle its obligation with the regulators. Just Energy measures these green certificates at cost.

As at March 31, 2015, the net liability position was $18,552 (2014 – net asset of $5,514).

(x)	Non-current assets held for sale and discontinued operations

Just Energy classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for the held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.  Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of income. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

(y)	New standards, interpretations and amendments adopted by the Company during the year

Effective April 1, 2014, Just Energy adopted IFRIC 21 Levies (“IFRIC 21”).  This standard provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.  A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The adoption of this standard did not have a material impact on consolidated financial statements.

4. (i)	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets
Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the assets’ future economic benefits to be consumed by Just Energy.

Provisions for litigation
Significant management judgment is required to determine the amount of provisions to record a liability relating to litigation.

Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statements of income.  Refer to note 17 for further information.

Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the fair value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 11 for further details about the assumptions as well as a sensitivity analysis.

Subsidiaries
Subsidiaries that are not wholly owned by Just Energy require judgment determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments.  In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.

(ii)	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below.  Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”) Accounting for Acquisition of Interest require an entity acquiring an interest in a joint operation in which the activity of the joint operation constitutes a business to apply, to the extent of its share, all of the principles on business combination accounting in IFRS 3 Business Combinations, and other IFRSs, that do not conflict with the requirements of IFRS 11. Furthermore, entities are required to disclose the information required in those IFRSs in relation to business combinations. The amendments also apply to an entity on the formation of a joint operation if, and only if, an existing business is contributed by the entity to the joint operation on its formation. The amendments also clarify that for the acquisition of an additional interest in a joint operation in which the activity of the joint operation constitutes a business; previously held interests in the joint operation must not be remeasured if the joint operator retains joint control. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company does not expect this standard to have any impact on the consolidated financial statements.

IFRS 15, Revenue recognition (“IFRS 15”) establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry.  The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities.  The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates made.  Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

IAS 27, Equity Method (“IAS 27”) in separate financial statements will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements, Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. Just Energy does not expect this standard to have any impact on the consolidated financial statements. Two new annual improvements including Annual Improvements to IFRS 2010 – 2012, Cycle and Annual Improvements 2011 – 2013 Cycle included amendments effective immediately as well as those effective with fiscal years beginning January 1, 2015. Just Energy does not expect these amendments to have any impact on the consolidated financial statements.

IAS 16 and IAS 38, Property, Plant and Equipment and Intangible Assets (“IAS 16 & 38”) Clarification of acceptable methods of depreciation and amortization clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Just Energy does not expect these amendments to have any impact on the consolidated financial statements.

5.             PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2015
	Computer		Furniture		Office	Home services		Leasehold	Solar
	equipment	Buildings	and fixtures	Vehicles	equipment	equipment	Thermostats	improvements	equipment	Total
Cost:
Opening balance -
April 1, 2014	$13,691	$-	$6,864	$22	$21,157	$190,618	$6,402	$9,079	$-	$247,833
Additions/(disposals)	2,368	-	51	-	1,040	-	2,291	19	-	5,769
Transfer from NHS	-	-	-	-	-	-	3,365	-	-	3,365
Disposal on sale of subsidiary	(598)	-	(254)	(18)	(95)	(190,618)	(2,024)	(527)	-	(194,134)
Exchange differences	473	-	311	1	469	-	296	95	-	1,645
Ending balance,
March 31, 2015	15,934	-	6,972	5	22,571	-	10,330	8,666	-	64,478
Accumulated
Amortization:
Opening balance -
April 1, 2014	(9,263)	-	(5,004)	(17)	(13,536)	(35,380)	(784)	(7,129)	-	(71,113)
Amortization charge
to cost of sales	-	-	-	-	-	-	(1,398)	-	-	(1,398)
Amortization charge
for the year	(1,413)	-	(335)	-	(1,357)	-	-	(474)	-	(3,579)
Transfer from NHS	-	-	-	-	-	-	(961)	-	-	(961)
Disposals	-	-	-	-	-	-	164	-	-	164
Disposal on sale of subsidiary	726	-	170	13	-	35,380	340	345	-	36,974
Exchange differences	(253)	-	(161)	(1)	(207)	-	(39)	(89)	-	(750)
Ending balance,
March 31, 2015	(10,203)	-	(5,330)	(5)	(15,100)	-	(2,678)	(7,347)	-	(40,663)
Net book value,
March 31, 2015	$5,731	$-	$1,642	$-	$7,471	$-	$7,652	$1,319	$-	$23,815

As at March 31, 2014
	Computer		Furniture		Office	Home services		Leasehold	Solar
	equipment	Buildings	and fixtures	Vehicles	equipment	equipment	Thermostats	improvements	equipment	Total
Cost:
Opening balance -
April 1, 2013	$11,729	$670	$6,590	$22	$19,216	$163,704	$835	$8,974	$101,003	$312,743
Additions/(disposals)	1,709	(695)	94	-	1,691	26,914	5,474	45	-	35,232
Transfer to discontinued
operations	(4)	-	-	-	-	-	-	-	(101,003)	(101,007)
Exchange differences	257	25	180	-	250	-	93	60	-	865
Ending balance,
March 31, 2014	13,691	-	6,864	22	21,157	190,618	6,402	9,079	-	247,833
Accumulated
Amortization:
Opening balance -
April 1, 2013	(7,510)	(56)	(4,422)	(14)	(11,720)	(23,003)	(21)	(6,516)	(1,478)	(54,740)
Amortization charge
to cost of sales	-	-	-	-	-	(12,385)	(751)	-	-	(13,136)
Amortization charge
for the year	(1,622)	(18)	(502)	(3)	(1,699)	-	-	(587)	-	(4,431)
Disposals	-	76	-	-	-	-	-	-	-	76
Transfer to discontinued
operations	2	-	-	-	-	-	-	-	1,478	1,480
Exchange differences	(133)	(2)	(80)	-	(117)	8	(12)	(26)	-	(362)
Ending balance,
March 31, 2014	(9,263)	-	(5,004)	(17)	(13,536)	(35,380)	(784)	(7,129)	-	(71,113)
Net book value,
March 31, 2014	$4,428	$-	$1,860	$5	$7,621	$155,238	$5,618	$1,950	$-	$176,720

6.             INTANGIBLE ASSETS

As at March 31, 2015

		Electricity	Water heater		Sales network and			IT system
	Gas contracts	contracts	contracts	Goodwill	affinity relationships	Brand	Software	development	Other	Total
Cost:
Opening balance -
April 1, 2014	$116,787	$272,553	$51,839	$264,036	$136,404	$25,899	$23,430	$26,399	$9,753	$927,100
Transfer to discontinued operations	-	-	(51,839)	(283)	-	-	(294)	-	(57)	(52,473)
Additions	-	-	-	-	-	-	4,601	2,009	1,022	7,632
Exchange differences	4,355	39,718	-	14,015	19,878	3,772	1,482	3,345	1,041	87,606
Ending balance,
March 31, 2015	121,142	312,271	-	277,768	156,282	29,671	29,219	31,753	11,759	969,865
Accumulated
Amortization:
Opening balance -
April 1, 2014	(116,787)	(260,673)	(11,640)	-	(85,874)	-	(19,987)	(19,739)	(7,472)	(522,172)
Transfer to discontinued operations	-	-	11,640	-	-	-	18	-	43	11,701
Amortization charge
for the year	-	(7,292)	-	-	(24,738)	-	(4,631)	(5,052)	(101)	(41,814)
Amortization in mark
to market	-	(5,016)	-	-	-	-	-	-	-	(5,016)
Exchange differences	(4,355)	(39,290)	-	-	(15,204)	-	(1,193)	(2,973)	(1,038)	(64,053)
Ending balance,
March 31, 2015	(121,142)	(312,271)	-	-	(125,816)	-	(25,793)	(27,764)	(8,568)	(621,354)
Net book value,
March 31, 2015	$-	$-	$-	$277,768	$30,466	$29,671	$3,426	$3,989	$3,191	$348,511

As at March 31, 2014

		Electricity	Water heater		Sales network			IT system
	Gas contracts	contracts	contracts	Goodwill	and affinity relationships	Brand	Software	development	Other	Total
Cost:
Opening balance -
April 1, 2013	$114,367	$250,487	$51,235	$256,382	$125,361	$23,802	$17,534	$23,470	$7,829	$870,467
Transfer to discontinued
operations	-	-	-	-	-	-	(3)	-	-	(3)
Additions	-	-	604	-	-	-	4,980	1,163	1,342	8,089
Exchange differences	2,420	22,066	-	7,654	11,043	2,097	919	1,766	582	48,547
Ending balance,
March 31, 2014	116,787	272,553	51,839	264,036	136,404	25,899	23,430	26,399	9,753	927,100
Accumulated
Amortization:
Opening balance -
April 1, 2013	(96,073)	(228,651)	(7,129)	-	(56,921)	-	(13,634)	(14,131)	(6,595)	(423,134)
Transfer to discontinued
operations	-	-	-	-	-	-	3	-	-	3
Amortization charge
for the year	(8,238)	(6,724)	(4,511)	-	(22,851)	-	(5,545)	(4,339)	(302)	(52,510)
Amortization in mark
to market	(10,056)	(4,668)	-	-	-	-	-	-	-	(14,724)
Exchange differences	(2,420)	(20,630)	-	-	(6,102)	-	(811)	(1,269)	(575)	(31,807)
Ending balance,
March 31, 2014	(116,787)	(260,673)	(11,640)	-	(85,874)	-	(19,987)	(19,739)	(7,472)	(522,172)
Net book value,
March 31, 2014	$-	$11,880	$40,199	$264,036	$50,530	$25,899	$3,443	$6,660	$2,281	$404,928

The capitalized internally developed costs relate to the development of new customer billing and analysis software solutions for the different energy markets of Just Energy. All research costs and development costs not eligible for capitalization have been expensed and are recognized in administrative expenses.

7.             RESTRICTED CASH

(i)
As part of the disposal of the Solar division, Just Energy was required to transfer cash into restricted bank accounts. The Company has indemnified the buyer for certain obligations. The cash will be released as these are satisfied. As of March 31, 2015, these restricted cash balances were $6,177.

(ii)	As part of a prior acquisition, Just Energy was required to transfer $11,152 into a restricted cash account. The balance as of March 31, 2015 is $11,285 (2014 - $9,832).

(iii)	Restricted cash in the prior year was required as security relating to the lender of NHS. The balance of this account in the prior year was $2,185.

8.             DISCONTINUED OPERATIONS

i)	NHS

On November 24, 2014, Just Energy closed the sale of 100% of its shares in NHS to Reliance Comfort Limited Partnership (“Reliance”). The purchase price was $505,000, reduced by the outstanding debt balances, early termination charges and the settlement of the royalty.

The results of NHS are presented below:

	From April 1, 2014 to	For the year ended
	Nov 24,	March 31,
	2014	2014

Sales	$58,836	$76,444
Cost of sales	11,259	16,376
Gross margin	47,577	60,068

Expenses
Administrative, selling and operating expenses	34,589	38,864
Operating income	12,988	21,204
Finance costs	(14,180)	(21,328)
Loss from discontinued operations before income taxes	(1,192)	(124)
Other loss	(30)	-
Provision for income taxes	(21,838)	(4,250)
Gain on disposal of net assets	191,201	-
PROFIT (LOSS) FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$168,141	$(4,374)

Earnings (loss) per share
Basic earnings (loss) per share from discontinued operations	$1.16	$(0.02)
Diluted earnings (loss) per share from discontinued operations	$1.13	$(0.02)

ii)	Commercial Solar

On November 5, 2014, Just Energy announced that it had closed the sale of its shares of Hudson Solar Corp. (“HES”), its Commercial Solar development business, to SunEdison, Inc. and its subsidiary, TerraForm Power Inc. The sale of HES resulted in the assumption or repayment by the purchaser of approximately US$33,000 in outstanding debt.  Of the total sale price of US$22,900, Just Energy received approximately US$17,500 in cash, incurred approximately US$1,700 in costs and approximately US$5,000 is being held in escrow as indemnification to the buyer for certain liabilities.  In addition, Just Energy is entitled to other consideration of approximately US$2,000 related to cash grants that have been filed and additional contingent consideration based on the Solar Renewable Energy Credit (“SREC”) price and production of projects that were under construction as of the closing date.  The maximum amount of contingent consideration that can be earned is US$3,000.  As at closing, Just Energy recorded an amount of US$1,500 relating to this contingent consideration.  Changes in the fair value of the contingent consideration will be recorded in the consolidated income statement as a change in fair value of derivative instruments.  As at March 31, 2015, the fair value of the contingent consideration was approximately US$1,545 and is included in other current assets.

The results of HES are presented below:

	From April 1, 2014 to	For the year
	Nov 5,	March 31,
	2014	2014
Sales	$4,355	$3,894
Cost of sales	-	3,802
Gross margin	4,355	92

Expenses
Administrative and operating expenses	8,729	6,682
Operating income (loss)	(4,374)	(6,590)
Finance costs	(3,100)	(7,677)
Loss from discontinued operations before undernoted	(7,474)	(14,267)
Change in fair value of derivative instruments	(225)	2,500
Other loss	(148)	(3)
Provision for income taxes	(5)	-
Realized foreign exchange gain on disposal	2,465	-
Loss on disposal of net assets, net of impairment loss previously recognized	(30,081)	(35,058)
LOSS FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$(35,468)	$(46,828)

Loss per share
Basic and diluted loss per share from discontinued operations	$(0.22)	$(0.30)

(iii)           Disposal of TGF

In March 2013, Just Energy formally commenced the process to dispose of Terra Grain Fuels, Inc. (“TGF”). The business of TGF had been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. In addition, it had been viewed as a non-core business since it was acquired with the Universal Energy acquisition in 2009.  Effective December 24, 2013, Just Energy sold TGF for a nominal amount and was released from all of its obligations.  Previously, tax losses generated prior to the disposal were restricted by TGF’s lenders and were treated as unrecognized deferred tax assets.  In order to retain a portion of these tax losses and as part of the disposal, Just Energy transferred approximately $6,250 to TGF.  Just Energy expects to utilize the retained tax losses in future periods and has recognized a future tax recovery of $24,151 which has been recorded as part of the loss from discontinued operations.

The results of TGF for the period up to the date of disposal are presented below:

For the year ended March 31
2014

Sales	$82,982
Cost of sales	70,280
Gross margin	12,702

Expenses
Administrative and operating expenses	5,131
Operating income	7,571
Finance costs	(4,511)
Profit (loss) from discontinued operations before the undernoted	3,060
Loss on disposal of net assets	(8,653)
Future income tax recovery	24,151
Transaction costs	(981)
PROFIT FROM DISCONTINUED OPERATIONS	$17,577

Earnings per share
Basic earnings per share from discontinued operations	$0.12
Diluted earnings per share from discontinued operations	$0.12

9.	INVESTMENTS

(i)
In August 2012, the Company issued a US$2,500 promissory note to the non-controlling shareholder of a subsidiary.  The promissory note receivable matures on August 24, 2037, and bears interest at the annual federal rate established by the Internal Revenue Service.  Interest earned on this promissory note is recorded in other income.

(ii)
In August 2012, Just Energy through a subsidiary, acquired an interest in ecobee Inc., a private company that designs, manufactures and distributes smart thermostats for an amount of $6,460.  The Company markets these smart thermostats in all its core markets, bundling the thermostats with commodity and home service products. As at March 31, 2015, Just Energy owns approximately 10% of ecobee Inc.  The fair value of this investment is not disclosed because it cannot be determined reliably.

10.	MINORITY INTEREST

Financial information of subsidiaries that have non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

Name	2015	2014

Just Ventures (a)	50%	50%
Amigo Power LLC(b)	-	67%
Hudson Solar Entities(c)	-	49%-51%

a)
Just Energy has a 50% interest in Just Ventures.  These entities operate out of North Carolina and are involved in the marketing of Just Energy products primarily through Internet and telemarketing-based efforts.  The non-controlling shareholder also has a 50% interest in these entities. Management has determined that Just Energy controls these entities due to its ability to affect the variable returns from these entities as a result of its control over the structuring and pricing of products, determining credit risk, servicing and billing customers and the level of input on the marketing activity in given regions.

The non-controlling shareholder had the ability to sell part or all of its interest in Just Ventures (the “Put”) or sell customer contracts signed by Just Ventures to Just Energy. The amount was based on a pre-determined formula that approximates the profitability of these contracts.  During fiscal 2014, the non-controlling shareholder exercised this right and put approximately 20,400 contracts to Just Energy for approximately $7,150.  This payment was treated as the acquisition of the non-controlling interest associated with the underlying contract.  As a result, the payment has been treated as an equity transaction. During the year, this Put expired.

b)	Just Energy and the non-controlling shareholders decided to dissolve this entity during the current fiscal year. The non-controlling interest balance has been reclassified to retained earnings.

c)
Up until the date of acquisition, Just Energy through its Solar division, had interests in entities with minority shareholders.  In these structures Just Energy had equity interests of between 49% and 51%.  Management had determined that Just Energy controls these entities due to its ability to affect the variable returns from these entities as a result of its control over negotiating power purchase agreements and managing the relevant activities of the underlying solar assets over their useful life. These entities are included in the discontinued operations as disclosed in Note 8.

Name	2015	2014

Accumulated balances of non-controlling interest
Amigo Power LLC	-	(2,385)
Hudson Solar Entities	-	8,812

Profit (loss) allocated to non-controlling interest
Just Ventures	$6,415	$6,144
Amigo Power LLC	(64)	(685)
Hudson Solar Entities	(3,271)	(4,425)

The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations

Summarized financial information for 2015:
	Just Ventures	Amigo	Solar
Gross margin	$43,139	$1,866	$-
Selling and marketing expenses	30,309	4,855	-
Administrative expenses	-	110	-
Profit from continuing operations	12,830	(3,079)	-
Loss from discontinued operations	-	-	488
Cash flows provided by (used in) operating activities	12,830	(3,079)	(1,020	)1
Cash flows used in investing activities	-	-	(26	)1
Cash flows provided by financing activities	(12,830)	-	1,194	1

Summarized financial information for 2014:
	Just Ventures	Amigo	Solar
Gross margin	$28,690	$648	$-
Selling and marketing expenses	16,402	2,599	-
Administrative expenses	-	125	-
Loss from continuing operations	12,288	(2,076)	-
Loss from discontinued operations	-	-		(662)
Assets	-	-	31,210	2
Liabilities	-	-	11,700	2
Cash flows provided by (used in) operating activities	12,288	(2,076)	(1,701	)1
Cash flows used in investing activities	-	-	(14,490	)1
Cash flows provided by financing activities	(12,288)	-	13,180	1

1These are classified with cash flows from discontinued operations.
2The assets and liabilities were classified as held for sale in the prior year.

11.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

	For the year	For the year
	ended	ended
	March 31, 2015	March 31, 2014
Change in fair value of derivative instruments

Physical forward contracts and options (i)	$(434,755)	$79,920
Financial swap contracts and options (ii)	(201,734)	121,691
Foreign exchange forward contracts	(1,317)	(572)
Amortization of deferred unrealized gains on discontinued hedges	-	5,208
Share swap	(5,372)	3,736
Amortization of derivative financial instruments related to acquisitions	(5,062)	(14,724)
Liability associated with exchangeable shares and equity-based compensation	204	(146)
Eurobond conversion feature	10,440	-
Other derivative options	2,392	(8,971)
Change in fair value of derivative instruments	$(635,204)	$186,142

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2015:

	Other financial assets (current)	Other financial assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)

Physical forward contracts and options (i)	$2,508	$119	$272,731	$174,495
Financial swap contracts and options (ii)	369	529	111,022	100,383
Foreign exchange forward contracts	-	-	2,375	-
Share swap	-	-	-	17,551
Eurobond conversion feature	-	-	-	6,891
Other derivative options	1,957	443	112	-
As at March 31, 2015	$4,834	$1,091	$386,240	$299,320

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2015:

	Other financial assets (current)	Other financial assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)
Physical forward contracts and options (i)	$2,508	$119	$272,731	$174,495
Financial swap contracts and options (ii)	369	529	111,022	100,383
Foreign exchange forward contracts	-	-	2,375	-
Share swap	-	-	-	17,551
Eurobond conversion feature	-	-	-	6,891
Other derivative options	1,957	443	112	-
As at March 31, 2015	$4,834	$1,091	$386,240	$299,320

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the consolidated financial statements as at March 31, 2014:

		Other financial assets (non-current)
	$61,169	$26,600	$34,191	$18,404
Financial swap contracts and options (ii)	42,333	4,853	28,159	20,572
Foreign exchange forward contracts	-	-	1,058	-
Share swap	-	-	12,179	-
Cash-out option on stock-based compensation	-	-	560	-
Eurobond conversion feature	-	-	-	17,321
Other derivative options	-	243	988	-
	$103,502	$31,696	$77,135	$56,297

Below is a summary of the financial instruments classified through profit and loss as at March 31, 2015, to which Just Energy has committed:

(i)	Physical forward contracts and options consist of:
-	Electricity contracts with a total remaining volume of 38,414,525 MWH, a weighted average price of $55.49 and have expiry dates up to December 31, 2020.

-	Natural Gas contracts with a total remaining volume of 73,064,462 GJs, a weighted average price of $3.68 and have expiry dates up to March 31, 2019.

-
Renewable energy certificates and emission reduction credit contracts with a total remaining volume of 8,042,571 MWH and 1,245,513 Tonnes respectively, a weighted average price of $18.86/REC and $3.84/Tonne respectively and have expiry dates up to December 31, 2023.

-	Electricity Generation Capacity contracts with a total remaining volume of 8460 MWCap, a weighted average price of $8,517.87/MWCap and have expiry dates up to April 30, 2018.

(ii)	Financial swap contracts and options consist of:

-	Electricity contracts with a total remaining volume of 18,962,561 MWH, an average price of $48.20 and have expiry dates up to December 31, 2019.

-	Natural Gas contracts with a total remaining volume of 124,047,147 GJs, an average price of $4.07/GJ and have expiry dates up to December 31, 2019.

-	Electricity Generation Capacity contracts with a total remaining volume of 22,175 MWCap, a weighted average price of $343.67 and have expiry dates up to April 30, 2017.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets’ balance recognized in the consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the risks associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the consolidated statements of loss as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark-to-market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price.  The Eurobond conversion feature is valued using an option pricing model.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.  There was no transfer into or out of level 1, level 2 or level 3 during the years ended March 31, 2015 or 2014.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2015:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$5,925	$5,925
Financial liabilities
Derivative financial liabilities	-	(55,711)	(629,849)	(685,560)
Total net derivative assets (liabilities)	$-	$(55,711)	$(623,924)	$(679,635)

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2014:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$135,198	$135,198
Discontinued operations (Note 8)	-	-	106,262	106,262
Financial liabilities
Derivative financial liabilities	-	(10,990)	(122,442)	(133,432)
Discontinued operations (Note 8)	-	-	(51,852)	(51,852)
Total net derivative assets (liabilities)	$-	$(10,990)	$67,166	$56,176

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:
(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12-15 month forward curve,
(ii) discount for counterparty non-performance risk up to 5%, and
(iii) discount rate in the range of 6% to 8%.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the year ended March 31, 2015 and  March 31, 2014:

	March 31, 2015	March 31, 2014
Balance, beginning of year	$67,166	$(148,646)
Total gains/(losses)	(336,308)	37,799
Purchases	(347,062)	49,006
Sales	46,662	(14,972)
Settlements	(54,382)	89,569
Discontinued operations	-	54,410
Balance, end of year	$(623,924)	$67,166

(b)  Classification of non-derivative financial assets and liabilities

As at March 31, 2015 and 2014, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as of March 31, 2015 of $664,874 (March 31, 2014 - $985,920).

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $328.4 million, $100 million and US$150 million convertible debentures, which are fair valued based on market value;
(ii)	the fair value of the $105 million senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures; and

    The $328.4 million, $100 million and US$150 million convertible debentures are classified as Level 1 and the $105 million senior unsecured note is classified as Level 2 in the FV hierarchy.

(c)  Management of risks arising from financial instruments

            The risks associated with Just Energy’s financial instruments are as follows:

    (i)  Market risk

    Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

    Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months and between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for year ended March 31, 2015, assuming that all the other variables had remained constant, loss for the period would have been $26,700 higher/lower and other comprehensive loss would have been $22,700 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Company’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $889 (2014 – $1,148) in income before income taxes for the years ended March 31, 2015 and 2014.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the year ended March 31, 2015 would have increased (decreased) by $260,181 ($256,214) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the year ended March 31, 2015 would have increased (decreased) by $240,936 ($237,155) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)  Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio Georgia and the United Kingdom. Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	March 31, 2015	March 31, 2014

Current	$146,044	$104,297
1 – 30 days	40,911	36,236
31 – 60 days	11,116	10,405
61 – 90 days	6,140	6,809
Over 91 days	46,277	51,517
	$250,488	$209,264

Changes in the allowance for doubtful accounts were as follows:

	March 31, 2015	March 31, 2014

Balance, beginning of year	$60,997	$40,190
Reduction due to disposal of subsidiaries	(1,282)	-
Provision for doubtful accounts	62,077	47,161
Bad debts written off	(60,375)	(25,845)
Other	(3,103)	(509)
Balance, end of year	$58,314	$60,997

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2015, the estimated counterparty credit risk exposure amounted to $5,925 representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)  Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at March 31, 2015:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$510,470	$510,470	$510,470	$-	$-	$-
Long-term debt*	676,503	723,433	23	328,420	394,990	-
Derivative instruments	685,560	4,074,637	2,167,000	1,596,187	274,187	37,263
	$1,872,533	$5,308,540	$2,677,493	$1,924,607	$669,177	$37,263

As at March 31, 2014:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$485,471	$485,471	$485,471	$-	$-	$-
Long-term debt*	982,026	1,043,061	51,999	166,276	605,103	219,683
Derivative instruments	133,432	3,112,996	1,668,975	1,183,717	257,893	2,411
	$1,600,929	$4,641,528	$2,206,445	$1,349,993	$862,996	$222,094

* Included in long-term debt are the $328,420 and $100,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, at March 31, 2015, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$40,365	$88,790	$21,399	$-

(iv)  Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $1,822 to accommodate for its counterparties’ risk of default.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the year ended March 31, 2015

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of year	$71,997	$-	$71,997
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(13,139)	-	(13,139)
Realized loss on translation of foreign operations sold	(2,465)	-	(2,465)
Balance, end of year	$56,393	$-	$56,393

For the year ended March 31, 2014

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of year	$42,154	$5,001	$47,155
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	29,843	-	29,843
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $207	-	(5,001)	(5,001)
Balance, end of year	$71,997	$-	$71,997

13.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value.  Shares outstanding have no preferences, rights or restrictions attached to them.  Details of issued and outstanding shareholders’ capital as at March 31, 2015, with comparatives as at March 31, 2014, are as follows:

	Year ended		Year ended
Issued and outstanding	March 31, 2015		March 31, 2014
	Shares	Amount	Shares	Amount

Balance, beginning of year	143,751,476	$1,033,557	142,029,340	$1,018,082
Share-based awards exercised	2,203,869	26,272	550,382	7,240
Dividend reinvestment plan	603,831	3,594	1,171,754	8,235
Balance, end of year	146,559,176	$1,063,423	143,751,476	$1,033,557

Dividend reinvestment plan
Under Just Energy’s dividend reinvestment plan (“DRIP”), Canadian shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury, as was the case, and not purchased on the open market. Just Energy suspended the DRIP program effective January 1, 2015.

14.	SHARE-BASED COMPENSATION PLANS

(a)  Stock option plan

Just Energy may grant awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full-time employees and service providers (non-employees) of Just Energy and its subsidiaries and affiliates.  In accordance with the share option plan, Just Energy may grant options to a maximum of 11,300,000 shares. As at March 31, 2015, there were 814,166 options still available for grant under the plan. Of the options issued, 500,000 options remain outstanding at March 31, 2015 with an exercise price of $7.88. The exercise price of the share options equals the closing market price of the Company’s shares on the last business day preceding the grant date.  The share options vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date.

There has been no change in the number of options outstanding since the prior year.  As at March 31, 2015, there are 500,000 options with an exercise price of $7.88 and all are vested with a remaining life of 8 years.

(b)  Restricted share grants

Just Energy grants awards under the 2010 Restricted Share Grants Plan (formerly the 2004 unit appreciation rights, “UARs”) in the form of fully paid RSGs to senior officers, employees and service providers of its subsidiaries and affiliates. As at March 31, 2015, there were 28,024 RSGs (2014 – 1,067,060) still available for grant under the plan. Of the RSGs issued, 2,156,034 remain outstanding as at March 31, 2015 (2014 – 2,745,718).  Except as otherwise provided, (i) the RSGs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the RSG grantee continues as a senior officer, employee or service provider of Just Energy or any affiliate thereof; (ii) the RSGs expire no later than ten years from the grant date; (iii) a holder of RSGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, the holder of an RSG may exchange one RSG for one common share.

There are 500,000 RSGs granted to senior management that do not receive dividend payments.  In addition to a continued employment condition for vesting, there are certain share price targets that must be met.

RSGs available for grant	2015	2014
Balance, beginning of year	1,067,060	708,676
Less: Granted	(1,039,036)	(234,903)
Add: Cancelled/forfeited	-	593,287
Balance, end of year	28,024	1,067,060

The average grant date fair value of RSGs granted in the year was $6.28 (2014 - $7.51).

(c)  Performance bonus grants

Just Energy grants awards under the 2013 performance bonus incentive plan (the “PBG Plan”) in the form of fully paid PBGs to senior officers, employees, consultants and service providers of its subsidiaries and affiliates. As at March 31, 2015, there were 3,106,896 (2014 – 3,570,784) PBGs still available for grant under the PBG plan. Of the PBGs issued, 301,114 remain outstanding as at March 31, 2015 (2014 – 374,168).  Except as otherwise provided, (i) the PBGs will entitle the holder to be paid in three equal installments as one-third on each of the first, second and third anniversaries of the grant date providing, in most cases, on the applicable vesting date the PBG grantee continues as a senior officer, employee, consultants or service provider of Just Energy or any affiliate thereof; (ii) the PBGs expire no later than three years from the grant date; (iii) a holder of PBGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, Just Energy, at its sole discretion, shall have the option of settling payment for the PBGs, to which the holder is entitled in the form of either cash or in common shares.

PBGs available for grant	2015	2014
Balance, beginning of year	3,570,784	-
Add: Increase in PBGs available for grant	-	4,000,000
Less: Granted	(665,973)	(839,296)
Add: Cancelled/forfeited	202,085	410,080
	3,106,896	3,570,784

The weighted average grant date fair value of PBGs granted in the year was $6.47 (2014 -$11.40).

(d)  Deferred share grants

Just Energy grants awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred unit grants, “DUGs”) to all independent directors on the basis that each director is required to annually receive $15 of their compensation entitlement in DSGs and/or common shares and may elect to receive all or any portion of the balance of their annual compensation in DSGs and/or common shares. The holders of DSGs and/or common shares are also granted additional DSGs/common shares on a monthly basis equal to the monthly dividends paid to the shareholders of Just Energy. The DSGs vest on the earlier of the date of the director's resignation or three years following the date of grant and expire ten years following the date of grant. As at March 31, 2015, there were 178,136 DSGs (2014 – 200,470) available for grant under the plan. Of the DSGs issued, 132,324 DSGs remain outstanding as at March 31, 2015.

DSGs available for grant	2015	2014
Balance, beginning of year	200,470	25,006
Add: Increase in DSGs available for grant	-	200,000
Less: Granted during the year	(22,334)	(24,536)
Balance, end of year	178,136	200,470

The weighted average grant date fair value of DSGs granted in the year was $5.89 (2014 - $7.24).

15.	LONG-TERM DEBT AND FINANCING

	March 31, 2015	March 31, 2014
Credit facility (a)	$-	$69,500
Less: Debt issue costs (a)	-	(2,449)
$105 million senior unsecured note (b)	105,000	105,000
Less: Debt issue costs (b)	(5,051)	(6,221)
NHS financing	-	272,561
$330 million convertible debentures (c)	310,083	304,458
$100 million convertible debentures (d)	91,445	89,430
US$150 million convertible bonds (e)	175,003	149,572
Capital leases (f)	23	175
	676,503	982,026
Less: Current portion	(23)	(51,999)
	$676,480	$930,027

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

$105 million senior unsecured note (b)	-	-	105,000	-	105,000
$330 million convertible debentures (c)	-	328,420	-	-	328,420
$100 million convertible debentures (d)	-	-	100,000	-	100,000
US$150 million convertible bonds (e)	-	-	189,990	-	189,990
Capital leases (f)	23	-	-	-	23
	$23	$328,420	$394,990	$-	$723,433

The following table details the finance costs for the year ended March 31. Interest is expensed at the ffective interest rate.

	For the year ended	For the year ended
	March 31, 2015	March 31, 2014
Credit facility (a)	$13,982	$13,780
$105 million senior unsecured note (b)	11,443	11,759
$90 million convertible debentures	-	7,605
$330 million convertible debentures (c)	26,832	26,330
$100 million convertible debentures (d)	7,764	7,601
US$150 million convertible bonds (e)	13,651	2,192
Capital lease interest (f)	8	22
Unwinding of discount on provisions (Note 17)	-	152
	$73,680	$69,441

(a)
As at March 31, 2015, Just Energy has a $210 million credit facility to meet working capital requirements.  The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.65% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 2.65% and 3.00% and letters of credit are at rates that vary between 3.65% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

As at March 31, 2015, the Canadian prime rate was 2.85% and the U.S. prime rate was 3.25%. As at March 31, 2015, Just Energy had drawn $0  (March 31, 2014 - $69,500 ) against the facility and total letters of credit outstanding amounted to $134,813  (March 31, 2014 - $123,593).  As at March 31, 2015, the unamortized debt issue costs relating to the facility are $0  (March 31, 2014 - $2,449 ). As at March 31, 2015, Just Energy has $75,187  of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement.  During the year ended March 31, 2015, the Company requested and received amendments with respect to covenants within the credit facility.  As at March 31, 2015, the Company was compliant with all of these covenants.

(b)
In December 2012, Just Energy issued $105 million in senior unsecured notes (“$105 million senior unsecured note”) bearing interest at 9.75% and maturing in June 2018.  As at March 31, 2015, unamortized debt issue costs are $5,051. These costs will be charged to operations as finance costs over the term of the debt. The $105 million senior unsecured note is subject to certain financial and other covenants.  As at March 31, 2015, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of the $105 million senior unsecured note, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which excludes the U.K. operations.

	Three months ended	Year ended
	March 31, 2015	March 31, 2015
Sales	1,123,866	$3,643,501
Gross margin	186,454	576,919
Finance costs	16,684	73,680
Loss for the year	(76,345)	(540,028)
Non-cash financing costs	3,061	15,609
Share-based compensation	919	7,110
Income tax paid	2,642	6,014

(c)
  In May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share.  During the year ended March 31, 2015, interest expense amounted to $ 26,832 . Prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

During March 2015, the company purchased and retired $1,580 of these convertible debentures.  The company paid $1,407, reduced the net book value by $1,492 and the gain was recorded as a reduction to the interest expense.

(d)
In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”), which was used to fund an acquisition.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  Prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

(e)
On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “$150 million convertible bonds”). The $150 million convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year with a maturity date of July 29, 2019.  The Company incurred transaction costs of $6,075 and has shown these costs net of the $150 million convertible bonds.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments.  In the event of the exercise of a conversion right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity.  Therefore, the conversion feature of the $150 million convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517.  The remainder of the net proceeds of the $150 million convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150,000 over the term of the $150 million convertible bonds using an effective interest rate of 8.8%.  At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss.  As at March 31, 2015, the fair value of this conversion feature is US$5,440 and is included in other non-current financial liabilities.

(f)	The Company, through its subsidiaries, leases certain computer and office equipment and software. These financing arrangements bear interest at a rate of 9% and mature by June 30, 2015.

16.	INCOME TAXES

(a) Tax expense
	2015	2014
Tax recognized in profit or loss	$8,856	$765
Current tax expense	8,856	765

Deferred tax expense
Origination and reversal of temporary differences	$(236,104)	$53,865
Expense (benefit) arising from a previously unrecognized tax loss or temporary difference	198,359	(6,440)
Deferred tax expense (benefit)	(37,745)	47,425

Provision for (recovery of) income taxes	$(28,889)	$48,190

(b) Reconciliation of the effective tax rate

The provision for income taxes represents an effective rate different than the Canadian corporate statutory rate of 26.50% (2014 - 26.50%). The differences are as follows:

	2015	2014
Income (loss) before income taxes from continuing operations	$(605,266)	$218,756
Combined statutory Canadian federal and provincial income tax rate	26.50%	26.50%
Income tax expense (benefit) based on statutory rate	$(160,395)	$57,970

Increase(decrease) in income taxes resulting from
Cost (benefit) of mark to market loss and other temporary differences not recognized	$198,359	$(6,440)
Variance between combined Canadian tax rate and the tax rate applicable to U.S. earnings	(66,345)	3,388
Other permanent items	(508)	(6,728)
Total income tax expense (benefit)	$(28,889)	$48,190

(c)  Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are attributed to the following:

	2015	2014
Mark to market losses on derivative instruments	$52,053	$15,685
Tax losses and excess of tax basis over book basis	7,362	25,105
Partnership loss deferred for tax purposes	117	329
Total deferred tax asset	59,532	41,119
Offset of deferred taxes	(34,154)	(39,698)
Net deferred tax asset	$25,378	$1,421

Partnership income deferred for tax purposes	$(23,483)	$(30,479)
Mark to market gains on derivative instruments	(413)	(657)
Book to tax differences on other assets	(959)	(32,956)
Convertible debentures	(9,303)	(8,286)
Total deferred tax liability	(34,158)	(72,378)
Offset of deferred taxes	34,154	39,698
Net deferred tax liability	$(4)	$(32,680)

(d)   Movement in deferred tax balances

	Balance April 1, 2014	Recognized in profit or loss	Disposal	Recognized in OCI	Foreign exchange impact	Balance March 31, 2015
Partnership income deferred for tax	$(30,151)	$6,784	$-	$-	$-	$(23,367)
Book to tax differences - customer contracts	(5,139)	-	-	-	-	(5,139)
Book to tax differences on other assets	(2,716)	(17,822)	32,075	-	-	11,537
Mark to market gains (losses) on derivative instruments	15,032	36,009	605	-	-	51,646
Convertible debentures	(8,286)	(1,017)	-	-	-	(9,303)
	$(31,260)	$23,954	$32,680	$-	$-	$25,374

	Balance April 1, 2013	Recognized in profit or loss	Disposal	Recognized in OCI	Foreign exchange impact	Balance March 31, 2014
Partnership income deferred for tax	$(15,259)	$(14,892)	$-	$-	$-	$(30,151)
Book to tax differences - customer contracts	(9,846)	4,707	-	-	-	(5,139)
Book to tax differences on other assets	(17,126)	14,410	-	-	-	(2,716)
Mark to market (losses) gains on derivative instruments	45,965	(31,073)	-	162	(22)	15,032
Convertible debentures	(10,203)	1,917	-	-	-	(8,286)
	$(6,469)	$(24,931)	$-	$162	$(22)	$(31,260)

(e) Unrecognized deferred tax assets

Deferred tax assets not reflected as at March 31, are as follows:

	2015	2014
Losses available for carryforward	$71,441	$3,269
Mark to market on losses on derivative instruments	189,950	17,403
Excess of tax over book basis	6,726	8,778
Excess of tax over book - customer contracts	2,894	8,778

Losses available for carryforward (recognized and unrecognized) are set to expire as follows:

2015
2028	$-
2029	-
After 2030 and thereafter	179,502
Total	$179,502

17.	PROVISIONS

	2015	2014
Cost

Balance, beginning of year	$6,812	$6,836
Discontinued operations	(558)	(504)
Provisions made during the year	16,233	645
Provisions reversed and used during the year	(4,177)	(844)
Unwinding of discount	-	152
Foreign exchange impact	896	527
Balance, end of year	$19,206	$6,812

Current	14,899	3,052
Non-current	4,307	3,760
	$19,206	$6,812

Legal issues

The provision for legal issues included above captures the expected cash outflows from major claims and for several smaller litigation matters. Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated income, cash flows or financial position.

The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. The suppliers involved in the claim include entities which owned generation facilities and those that did not own generation facilities. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California claims as to CEI, as well as other suppliers that also did not own generation facilities, include that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California appealed to the United States District Courts for the Ninth Circuit and oral arguments were heard on February 26, 2015. On April 29, 2015, the appeals court remanded the case back to FERC on grounds that the agency erred in assessing whether market power had resulted in unjust and unreasonable prices, when it only considered power generation market share. The Ninth Circuit said FERC failed to consider other evidence of market power presented by California (e.g., sellers’ actual market positions, gaming, anomalous bidding behavior, and other market manipulation), whether such market power was masked by the reporting deficiencies at issue, and to determine whether the prices in the market were “just and reasonable” as required under the Federal Power Act. CEI continues to vigorously contest this matter.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. The arbitration is scheduled to commence on June 1, 2015.  Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States.  The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding which remains unscheduled by the Court. On January 9, 2015, the Court struck plaintiffs’ damage expert report based primarily on the fact that the report relied on an unreliable survey Just Energy disagrees with the result of the October trial and is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law, continues to vigorously defend the claims and intends to appeal adverse findings.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Illinois Corp. (“Just Energy Illinois”) filed a lawsuit against Just Energy Illinois, Commerce Energy, Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Illinois federal district court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins’ request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. Just Energy filed a motion for reconsideration objecting to the class definition and requested that the Court revise its ruling to exclude sales representatives who sold for Commerce. Just Energy will continue to vigorously contest this matter.

18.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

		For the	For the
		year ended	year ended
	Note	March 31, 2015	March 31, 2014
Amortization of gas contracts		$-	$8,238
Amortization of electricity contracts		7,292	6,724
Amortization of other intangible assets		34,522	33,032
Amortization of property, plant and equipment		3,579	4,151
Bad debt expense		62,077	46,051
Share-based compensation	14	7,120	1,598
		$114,590	$99,794

(b)	Amortization and energy costs included in cost of sales in the consolidated statements of income

	For the year	For the year
	ended	ended
	March 31, 2015	March 31, 2014
Amortization	$1,398	$440
Direct energy costs and other	3,294,473	3,028,643
	$3,295,871	$3,029,083

(c)	Included in change in fair value of derivative instruments

	For the	For the
	year ended	year ended
	March 31, 2015	March 31, 2014
Amortization of gas contracts	$-	$10,056
Amortization of electricity contracts	5,016	4,668

(d) Employee benefits expense

	For the	For the
	year ended	year ended
	March 31, 2015	March 31, 2014
Wages, salaries and commissions	$202,119	$183,954
Benefits	28,750	21,973
	$230,869	$205,927

19.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy and Commercial Energy.  During fiscal 2014, TGF was disposed of and HES was classified as available for sale (see Note 8).  In addition, during fiscal 2015, NHS was classified as held for sale and the sales of NHS and HES were finalized in November 2014 (see Note 8).

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.  Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

For the year ended March 31, 2015

	Consumer	Commercial
	division	division	Ethanol	Home services	Commercial Solar	Consolidated

Sales	$2,113,828	$1,782,112	$-	$-	$-	$3,895,940
Gross margin	450,230	149,839	-	-	-	600,069
Amortization of property, plant
and equipment	3,350	229	-	-	-	3,579
Amortization of intangible assets	16,490	25,324	-	-	-	41,814
Administrative expenses	121,170	33,052	-	-	-	154,222
Selling and marketing expenses	134,084	91,159	-	-	-	225,243
Other operating expenses	53,984	15,213	-	-	-	69,197
Operating profit (loss) for the
year	$121,152	$(15,138)	$-	$-	$-	$106,014
Finance costs	(34,630)	(39,050)	-	-	-	(73,680)
Change in fair value of derivative
instruments	(258,394)	(376,810)	-	-	-	(635,204)
Other loss	(788)	(1,608)	-	-	-	(2,396)
Recovery of income taxes	(21,675)	(7,214)	-	-	-	(28,889)
Profit (loss) from continuing operations	$(150,985)	$(425,392)	$-	$-	$-	$(576,377)
Discontinued operations	-	-	-	168,141	(35,468)	132,673
Profit (loss)for the year	$(150,985)	$(425,392)	$-	$168,141	$(35,468)	$(443,704)
Capital expenditures	$3,775	$1,994	$-	$11,843	$8,334	$25,946
Total goodwill	$140,869	$136,899	$-	$-	$-	$277,768
Total assets	$740,552	$556,638	$-	$-	$-	$1,297,190
Total liabilities	$1,354,666	$581,346	$-	$-	$-	$1,936,012

For the year ended March 31, 2014

	Consumer	Commercial
	division	division	Ethanol	Home services	Commercial Solar	Consolidated

Sales	$2,022,270	$1,512,344	$-	$-	$-	$3,534,614
Gross margin	372,598	132,933	-	-	-	505,531
Amortization of property, plant
and equipment	2,930	1,221	-	-	-	4,151
Amortization of intangible assets	23,260	24,734	-	-	-	47,994
Administrative expenses	84,646	32,067	-	-	-	116,713
Selling and marketing expenses	130,153	59,737	-	-	-	189,890
Other operating expenses	38,997	8,652	-	-	-	47,649
Operating profit for the
year	$92,612	$6,522	$-	$-	$-	$99,134
Finance costs	(30,068)	(39,373)	-	-	-	(69,441)
Change in fair value of derivative
instruments	175,440	10,702	-	-	-	186,142
Other income (loss)	3,444	(523)	-	-	-	2,921
Provision for income taxes	45,267	2,923	-	-	-	48,190
Profit (loss) from continuing operations	196,161	(25,595)	-	-	-	170,566
Discontinued operations	-	-	17,577	(4,374)	(46,828)	(33,625)
Profit (loss) for the year	$196,161	$(25,595)	$17,577	$(4,374)	$(46,828)	$136,941
Capital expenditures	$4,796	$2,498	$-	$28,246	$23,526	$59,066
As at March 31, 2014
Total goodwill	$133,761	$129,992	$-	$283	$-	$264,036
Total assets	$876,164	$363,125	$-	$297,098	$106,263	$1,642,650
Total liabilities	$824,629	$545,818	$-	$311,993	$51,852	$1,734,292
\

Geographic information

Revenue from external customers
	For the year	For the year
	ended	ended
	March 31, 2015	March 31, 2014
Canada	$685,700	$757,965
United States	2,977,578	2,706,486
United Kingdom	232,662	70,163
Total revenue per consolidated statements of income	$3,895,940	$3,534,614

The revenue is based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at March 31, 2015	As at March 31, 2014
Canada	$194,318	$386,561
United States	177,358	194,346
United Kingdom	650	741
Total	$372,326	$581,648

20.            IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES

Goodwill acquired through business combinations and intangible assets with indefinite lives have been allocated to one of two cash generating units, which are also operating and reportable segments, for impairment testing.  These units are the consumer division and commercial division.

For impairment testing, goodwill and brand have been allocated as follows:

	Consumer division		Commercial division		Home services		Total
	2015	2014	2015	2014	2015	2014	2015	2014

Goodwill	$140,869	$133,761	$136,899	$129,992	$-	$283	$277,768	$264,036
Brand	15,706	12,190	13,966	13,709	-	-	29,672	25,899
	$156,575	$145,951	$150,865	$143,701	$-	$283	$307,440	$289,935

Just Energy performed its annual impairment test as at March 31, 2015.   Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.  As at March 31, 2015, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangible assets with indefinite lives does not exist.

The recoverable amount of each of the cash generating units has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five year period.  The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by the senior management.  The calculation of the value in use for each unit is most sensitive to the following assumptions:

-	Customer consumption assumptions used in determining gross margin

-	New customer additions and attrition and renewals

-	Selling costs

-	Discount rates

-	Growth rates used to extrapolate cash flows beyond the budget period

Customer consumption is forecasted using normalized historical correlation between weather and customer consumption and weather projections.  Just Energy uses weather derivatives to mitigate the risk that weather will deviate from expectations.   An average customer consumption growth rate of 3% was used in the projections.  A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget.  A 3% average increase in the overall customer base was used in the projections.  A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling costs fluctuate with customer additions, renewals and attrition.  Selling costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions.  Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget.  An average increase of 3% was applied to selling costs in the projections. A 5% increase annually in selling costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets.  The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (WACC).  The WACC takes into account both debt and equity.  The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service.  Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

Financial projections used in the budget period which covers years 1, 2 and 3 have been approved by the Executive Committee.  The results in years 4 and 5 are based on year 3 results adjusted for inflation.  An isolated 5% decrease in the growth rates used to extrapolate cash flows beyond the budget period would not have an impact on the results of the impairment test.  As a result of the above there has not been impairment.

21.           EARNINGS (LOSS) PER SHARE

	For the year		For the year
	ended		ended
	March 31,		March 31,
	2015		2014
BASIC EARNINGS (LOSS) PER SHARE
Earnings (loss) from continuing operations available to shareholders	$(582,728)		$165,107
Earnings (loss) available to shareholders	(446,785)		135,907
Basic shares outstanding	145,326,685		143,044,739
Basic earnings (loss) per share from continuing operations available to shareholders	$(4.01)		$1.15
Basic earnings (loss) per share available to shareholders	$(3.07)		$0.95

DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) from continuing operations available to shareholders	$(582,728)		$165,107
Earnings (loss) available to shareholders	(446,785)		135,907
Adjustment for dilutive impact of convertible debentures	32,771	1	32,411	1
Adjusted earnings (loss) from continuing operations available to shareholders	$(549,957)		$197,518
Adjusted earnings (loss)available to shareholders	$(414,014)		$168,318
Basic shares outstanding	145,326,685		143,044,739
Dilutive effect of:
Restricted share grants	3,067,822	1	3,760,097
Deferred share grants	165,277	1	165,047
Convertible debentures	39,929,189	1	26,653,035	1
Shares outstanding on a diluted basis	188,488,973		173,622,918
Diluted earnings (loss) per share from continuing operations available to shareholders	$(4.01)		$1.11
Diluted earnings (loss) per share available to shareholders	$(3.07)		$0.94

1The assumed conversion into shares results in an anti-dilutive position in the current year, whereas; the assumed conversion into shares results in an anti-dilutive position only for the $150 million convertible bonds in the prior year; therefore, these items have not been included in computation of dilutive earnings (loss) per share.

22.	CAPITAL DISCLOSURE

Just Energy defines capital as shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy’s objectives when managing capital are to maintain flexibility by:

i)	enabling it to operate efficiently;

ii)	providing liquidity and access to capital for growth opportunities; and

iii)	providing returns and generating predictable cash flow for dividend payments to shareholders.

Just Energy manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over year sustainable and profitable growth. Just Energy’s capital management objectives have remained unchanged from the prior year. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its long-term debt, and as at March 31, 2015 and 2014, all of these covenants have been met.

23.           GUARANTEES

(a)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(b)	Operations

In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $58,165.

24.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL REMUNERATION

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions.  The definition includes subsidiaries and other persons.

Subsidiaries
Transactions between Just Energy and its subsidiaries meet the definition of related party transactions.  These transactions are eliminated on consolidation and are not disclosed in these consolidated financial statements.

Key management personnel
Just Energy’s key management personnel and persons connected with them, are also considered to be related parties for disclosure purposes.  Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of Just Energy and comprise of the Chair of the Board of Directors, the Co-Chief Executive Officers and the Chief Financial Officer.

During the years ended March 31, 2015 and 2014, Just Energy recorded the following as an expense related to these individuals:
	2015	2014

Salaries and benefits	$6,747	$3,200
Share-based compensation	2,371	(1,771	) 1
	$9,118	$1,429

1This reflects the forfeiture on RSGs following the CEO resignation in March 2014.

As at March 31, 2015, key management personnel held approximately 1,489,200 RSGs/PBGs (2014 - 1,538,200).

25.	DIVIDENDS PAID

For the year ended March 31, 2015, a dividend of $0.50 (2014 - $0.84) per share were declared by Just Energy. These dividends amounted to $86,723 (2014 - $123,429), which was approved throughout the period by the Board of Directors and was paid out during the year.

26.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at March 31, 2015

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Premises and equipment leasing	$6,163	$9,366	$6,445	$10,755	$32,729
Long-term gas and electricity contracts	2,167,000	1,596,187	274,187	37,263	4,074,637
	$2,173,163	$1,605,553	$280,632	$48,018	$4,107,366

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with various entities, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2015 amounted to $54,807.

As at March 31, 2015, Just Energy had total letters of credit outstanding in the amount of $134,813 (Note 15(a)).

27.	ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2015	2014
Changes in:
Accrued gas receivables	$2,713	$(16,493)
Gas delivered in excess of consumption	(983)	8,642
Accrued gas payable	(5,799)	6,886
Deferred revenue	1,371	(5,221)
	$(2,698)	$(6,186)

28.	CHANGES IN NON-CASH WORKING CAPITAL

	2015	2014

Accounts receivable and unbilled revenues	$(95,662)	$(143,807)
Gas in storage	(2,331)	6,431
Prepaid expenses and deposits	(27,058)	(5,200)
Trade and other payables and provisions	80,593	188,341
	$(44,458)	$45,765